DEXIA
Group

The Secretary-General

06014749

RECEIVED
2006 JUN 29 P 1:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

June 19, 2006

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of June 15, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
JUN 30 2006 E
THOMSON FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dw 6/29

Dexia SA
Square de Meeûs 1 - B-1000 Brussels - Tel.: +32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

DGRP1 E SG

PRESS RELEASE

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

15/06/2006
1 p.

Sale of the FLEXIA activity by Dexia

Dexia sells its FLEXIA activity to the Winterthur Group Belgium.

This decision follows the announcement by Dexia on 18 January 2006 that it was studying various possibilities that guaranteed the development of the FLEXIA activity outside the Dexia Group, as it was no longer in line with the Group's strategy for development of its insurance activities on the Belgian market, which is to concentrate the distribution of insurance products within the network of Dexia Bank Belgium, its exclusive DVV consultants and the direct insurer CoronaDirect.

Within Dexia Insurance Belgium, FLEXIA markets IARD (nonlife) insurance products through insurance brokers. As at 31 December 2005, written premiums amounted to EUR 17 million.

The agreement relates to the takeover by the Winterthur Group Belgium of the insurance portfolio and all the staff members involved in the management of the FLEXIA activity.

As a consequence of the sale of Flexia, Dexia will be recording a gain of around EUR 15 million before tax in its consolidated accounts for the third quarter 2006.

The transaction is subject to approval being obtained from the relevant supervisory authorities.